Benefit from / Provision for Loan Losses

The provision (benefit) for loan losses represents a charge (or recovery) to operations necessary to establish an allowance for possible loan losses, which in management's evaluation, is adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. For the year ended December 31, 2005, there was a net benefit to earnings of $555,222 due to a decrease in the allowance for loan losses as compared to an expense of $615,251 for the year ended December 31, 2004. There are three reasons for the benefit recognized in 2005. One factor was that several loans, which were classified as special mention, substandard or doubtful as of December 31, 2004, were paid out during 2005 with minimal losses. In addition, the Bank’s loan portfolio as a whole, as of December 31, 2005, has decreased by approximately $9.2 million (includes classified loans from 2004 that paid out in 2005 discussed above) since December 31, 2004. Another factor is that the Bank modified its methodology to evaluate more specific loans for impairment. Given the fact that many of the Bank’s loans are considered to be well collateralized by real estate, the Bank has estimated minimal exposure on its impaired loans as of December 31, 2005. For much of 2005, the Bank was under competitive pressure from local credit unions and other local banks offering lower rates on fixed rate loans. Management made the decision to let certain outstanding loans refinance at credit unions and other local banks, versus subjecting the bank to the interest rate and credit risks that would be created to retain the loan.

    The table below illustrates the impact of several loans, which were classified as special mention, substandard or doubtful, as of December 31, 2004, paying out during 2005 with minimal losses. In addition, it illustrates the impact of the modification to the methodology used for loan losses to evaluate more specific loans for impairment. It also demonstrates the progress that has been made throughout the 2005 year in reducing the aggregate level of classified loans.

	Allowance for Loan Losses
Component	12/31/04	03/31/05	06/30/05	09/30/05	12/31/05

Classified Loans
(Substandard, Doubtful,
or Loss)

General	$924,499	$592,991	$116,102	$27,481	$44,429

Specific	45,000	319,471	305,042	309,528	90,662

Total Allowance for
Classified Loans	969,499	912,462	421,144	337,009	135,091

Special Mention	109,755	65,229	45,594	38,362	56,069

Remaining Loans	528,805	526,131	503,879	541,685	505,853

Total	$1,608,059	$1,503,822	$970,617	$917,056	$697,013

     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.  Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless principal and interest payments are past due. Management believes the allowance for possible loan losses at December 31, 2005 to be adequate.